Exhibit 99

HDFC Bank Limited

Registered Office: HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400 013

[CIN: L65920MH1994PLC080618] [E-Mail: shareholder.grievances@hdfcbank.com]

[Website: www.hdfcbank.com ] [Tel No.: 022 6631 6000]

POSTAL BALLOT NOTICE

[Pursuant to Section 110 of the Companies Act, 2013 (the “Act”) read with Rule 22 of the Companies

(Management and Administration) Rules, 2014]

Dear Member(s),

NOTICE is hereby given that pursuant to the provisions of Section 110 read with Section 108 and all other applicable provisions, if any, of the Act read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, including any statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the “MCA”), Government of India, for holding general meetings / conducting postal ballot process through electronic voting (“remote e-voting”) vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021, 3/2022 dated May 5, 2022, 11/2022 dated December 28, 2022, 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 (collectively referred to as “MCA Circulars”) and any other applicable laws and regulations, the following special business is proposed to be passed by the Members of HDFC Bank Limited (the “Bank”) through Postal Ballot via remote e-voting.

Special Business:

Resolution No. 1: To approve the appointment of Mr. Santhosh Iyengar Keshavan (DIN: 08466631) as an Independent Director of the Bank.

To consider and if thought fit, to pass the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to Sections 149, 150, 152 and 161 read with Schedule IV and such other applicable provisions of the Companies Act, 2013 (the “Act”), the Companies (Appointment and Qualification of Directors) Rules, 2014, Regulations 17 and 25(2A) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Section 10A (2)(a) and such other applicable provisions of the Banking Regulation Act, 1949 and relevant circulars issued by the Reserve Bank of India (“RBI”) from time to time, each of the aforesaid as may be amended, restated, replaced or modified, from time to time, and the Articles of Association of the Bank, and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors of the Bank, Mr. Santhosh Iyengar Keshavan (DIN: 08466631), in respect of whom the Bank has received a notice in writing under Section 160 of the Act from a member proposing his candidature, be and is hereby appointed as an Independent Director of the Bank, having specialized experience inter alia in risk management, business management, cyber security, information technology and digital infrastructure and to hold office for a period of three (3) years with effect from November 18, 2024 to November 17, 2027 (both days inclusive) not liable to retire by rotation.

RESOLVED FURTHER THAT in terms of and subject to the RBI’s Circular on Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board dated April 26, 2021 and RBI’s Circular on Review of Fixed Remuneration granted to Non-Executive Directors (“NEDs”) dated February 9, 2024, and any other relevant RBI guidelines in relation to compensation to NEDs, each of the aforesaid as may be amended, restated, replaced or modified, from time to time and all applicable provisions of the Act and the rules thereunder, as may be amended, restated, replaced or modified from time to time, Mr. Santhosh Iyengar Keshavan shall be paid fixed remuneration of Rs. 30,00,000 (Rupees Thirty Lakh only) per annum till the end of his tenure (on proportionate basis), being commensurate with the director’s responsibilities and demands on time (however, in case of any change in the limits in this regard under applicable law / relevant RBI guidelines or any other remuneration or compensation including in different form being allowed under applicable law / relevant RBI guidelines, then payment of the fixed remuneration and/or such compensation at the highest of the then applicable limits in this regard under such applicable law/ RBI guidelines, from time to time), and subject to and in accordance with the decisions in this regard and/or the applicable / relevant policy, if any, of the Board or the relevant Committee thereof, in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings and other meetings of the Bank.

RESOLVED FURTHER THAT the Board of Directors of the Bank (which term shall include any Committee thereof) be and is hereby authorized to execute all such documents, instruments and writings, as deemed necessary, file requisite forms or applications with statutory/regulatory authorities, with the power to settle all questions, difficulties or doubts that may arise in this regard to the said appointment, as it may in its sole and absolute discretion deem fit and to do all such acts, deeds, matters and things as may be considered necessary and appropriate and to delegate all or any of its powers herein conferred to any director(s) and/or officer(s) of the Bank, to give effect to this resolution.”

Registered office:	By Order of the Board of Directors
HDFC Bank House, Senapati Bapat Marg,
Lower Parel (West),	Ajay Agarwal
Mumbai 400 013	Company Secretary & Head - Group Oversight
E-mail: shareholder.grievances@hdfcbank.com	Membership No. FCS 9023
Website: www.hdfcbank.com

Place: Mumbai

Date: November 27, 2024

Notes:

1.

An explanatory statement pursuant to Section 102 of the Companies Act, 2013 (the “Act”), setting out all material facts relating to the resolution contained in this Notice is appended herein below for information and consideration of Members and the same should be considered as part of this Notice.

2.

Relevant documents referred to in this Notice shall be available for inspection electronically by the Members until 5:00 p.m. (IST) of the last date of remote e-voting of this Postal Ballot i.e. Saturday, January 11, 2025. Members who wish to inspect the documents are requested to send an email from their registered e-mail address to lakshmi.shetty@hdfcbank.com with a copy marked to shareholder.grievances@hdfcbank.com mentioning their name, folio no. / client ID and DP ID, and the documents they wish to inspect.

3.

The Board of Directors has appointed Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practicing Company Secretaries and in her absence Mr. V. V. Chakradeo of M/s. V. V. Chakradeo & Co., Practicing Company Secretaries, as the Scrutinizer, for conducting the Postal Ballot process in a fair and transparent manner.

4.

In accordance with the MCA Circulars and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), the Bank is sending the Postal Ballot Notice in electronic form only, instead of dispatching hard copy of the Notice along with Postal Ballot Form and pre-paid business reply envelope to the Members for this Postal Ballot. Accordingly, the communication of the assent or dissent of the Members would take place through remote e-voting only.

5.

The Postal Ballot Notice is being sent by e-mail to all Members, whose names appear in the Register of Members / Register of Beneficial Owners maintained by the Depositories, National Securities Depository Limited (the “NSDL”) and Central Depository Services (India) Limited (the “CDSL”) as on Friday, December 6, 2024 (the “Cut-Off Date”) and who have registered their e-mail addresses, in respect of electronic holdings, with the Depository through the concerned Depository Participants and in respect of physical holdings, with the Registrar and Share Transfer Agent of the Bank, Datamatics Business Solutions Limited (the “RTA”), in accordance with the provisions of the Act read with the rules made thereunder and the framework provided under the MCA Circulars. Cut-Off Date is for determining the eligibility to vote by electronic means. A person who is not a Member as on the Cut-Off Date should treat this Notice for information purposes only. This Notice is also available at the Bank’s website: https://www.hdfcbank.com/personal/about-us/postal-ballot and the websites of the Stock Exchanges i.e. BSE Limited at www.bseindia.com and National Stock Exchange of India Limited at www.nseindia.com and on the website of NSDL at https://www.evoting.nsdl.com.

6.

In compliance with the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the SEBI Listing Regulations as amended from time to time, read with the relevant circulars, and the applicable MCA Circulars, the Bank is pleased to offer remote e-voting facility to Members to cast their vote electronically.

7.	The Bank has engaged NSDL (hereinafter referred to as “NSDL” or “Service Provider”) for facilitating remote e-voting to enable the Members to cast their votes electronically for this Postal Ballot.

8.

To facilitate the Members who are eligible to vote as on Cut-Off Date and have not registered their e-mail address, the Bank has made special arrangements with its RTA, for registration of e-mail addresses in accordance with the MCA Circulars. The process for registration of e-mail address is as under:

a.

Members who have not registered their e-mail address and as a result of which the Postal Ballot Notice could not be serviced, may temporarily get their e-mail address registered with the Bank’s RTA, by clicking the link: https://hbemailregistration.datamaticsbpm.com and following the registration process as guided thereafter.

Post successful registration of the e-mail address, the Members would receive the soft copy of the Notice and the procedure for remote e-voting along with the User ID and Password to enable remote e-voting. In case of any queries, Members may write to the RTA at hdinvestors@datamaticsbpm.com.

b.	It is clarified that for permanent registration of e-mail address, Members are requested to register their e-mail addresses as follows:

Physical Holding	Send relevant documents to the RTA at hdinvestors@datamaticsbpm.com in Form ISR-1 available on the Bank’s website at https://www.hdfcbank.com/personal/about-us/corporate-governance/shareholders-information-and-helpdesk and also on the websites of the RTA at https://www.datamaticsbpm.com/register-and-transfer-agent/information-to-shareholders/
Demat Holding	By contacting the Depository Participant (“DP”) and registering e-mail address and mobile number in demat account, as per the process advised by DP.

c.

Those Members who have already registered their e-mail address are requested to keep their e-mail addresses validated with their DP / the Bank’s RTA, to enable servicing of notices, documents, annual reports and other communications electronically in future.

9.	The process and manner for remote e-voting is explained as below:

I.	Process for e-Voting:

Individual Shareholders holding shares in electronic form					Shareholders holding shares in physical form or shareholders other than individual
NSDL		CDSL		Login through DP
Members already registered for NSDL IDeAS Facility	Members not registered for NSDL IDeAS Facility	Members who have opted for Easi / Easiest facility	Members not registered for Easi/ Easiest facility	Members can also login using the login credentials of their demat account through their DP registered with NSDL/ CDSL for e-voting facility	Visit the e-voting website of NSDL at https://www.evoting.nsdl.com either on a Personal Computer or on a Mobile
Please visit the e-Services website of NSDL: https:// eservices.nsdl.com either on a Personal Computer or on a Mobile	May register at the option available at https://eservices.nsdl.com. Select “Register Online for IDeAS” Portal or click at https://eservices.nsdl.com/ SecureWeb/ IdeasDirectReg.jsp	Please click on www.cdslindia. com and click on New System Myeasi	May register at the option available at www. cdslindia.com	After login, you will be able to see e-voting option Click on e-voting option	Click on “Shareholder/Member” login
Click on the “Beneficial Owner” icon under “Login” which is available under “IDeAS” section on the homepage of e-services	Alternatively, the Members may visit the e-voting website of NSDL at https:// www.evoting.nsdl.com either on a Personal Computer or on a Mobile	Kindly enter your USER ID and Password	Alternatively, the Member can directly access e-voting page by providing Demat Account Number and PAN No. from a link in www. cdslindia.com home page	After successful authentication, you will be redirected to NSDL/CDSL Depository site, wherein you can see e-voting feature

Kindly enter your User ID and Password/OTP/Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, Click on e-voting services. Click on “Access to e-voting” under e-voting services and you will be able to see e-voting page

Kindly enter your User ID and Password	Click on “Shareholder/ Member” login	After successful login of Easi/ Easiest, you will be also able to see the E-Voting Menu	An OTP will be sent on the registered Mobile number and e-mail id for user authentication		Manner of holding shares i.e. Demat mode (NSDL or CDSL) or Physical mode and the USER ID is:
After successful authentication, you will be able to see e-voting services	Kindly enter your User ID (i.e. your 16 digit demat account number held with NSDL), Password/ OTP and a Verification Code as shown on the screen and Click on Login				NSDL	CDSL	Physical
	After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting services.				8 Character DP ID followed by 8 Digit Client ID (For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300*** 12******)	16 Digit Beneficiary ID (For example, if your Beneficiary ID is 12****** ********, then your user ID is 12****** ********)	EVEN i.e. 132346+ Folio Number registered with the Bank (For example, if your Folio Number is 001*** and EVEN is 132346, then your user ID is 001******)
Click on “Access to e-voting” under e-Voting services and you will be able to see e-Voting page		Click on the links of e-voting service provider i.e. NSDL			After successful login as mentioned above, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.
Click on options available against HDFC Bank Limited or e-voting service provider i.e. NSDL and you will be re-directed to NSDL e-voting website for casting your vote during the e-Voting period, without any further authentication.					Select “EVEN” of HDFC Bank Limited i.e. 132346.

•

After successful login as mentioned above, cast your vote by selecting appropriate option i.e. assent or dissent, verify/ modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

•	Once you cast vote and upon confirmation, the message “Vote cast successfully” will be displayed.

•	You shall also receive a confirmatory SMS from NSDL that the vote has been cast.

In case of any queries, please refer to the FAQs-Shareholders and e-voting User Manual-Shareholder available in the Downloads section at www.evoting.nsdl.com or call on No.: 022 - 4886 7000 or send a request to Ms. Pallavi Mhatre, Senior Manager at evoting@nsdl.com

II.	Password for e-voting:

-	Password details for Members holding shares in physical form or Members other than individuals are given below:

If you are using NSDL e-voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you by NSDL. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

-	How to retrieve your ‘initial password’?

a.

If your e-mail is registered, your ‘initial password’ is communicated to you on your e-mail. Trace the e-mail sent to you from NSDL in your mailbox from evoting@nsdl.com. Open the e-mail and the attachment i.e., .pdf file.

The password to open the .pdf file is your 8-digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

b.	In case you have not registered your e-mail address, you may obtain the User ID and password by sending a request to evoting@nsdl.com.

-	If you are unable to retrieve or have not received the ‘initial password’ or have forgotten your password:

•	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

•	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, PAN, name and registered address.

d.	Members can also use OTP based login for casting votes on e-voting system of NSDL.

-	After entering your password, click on Agree to “Terms and Conditions” by selecting on the check box.

-	Click on “Login” button.

-	After clicking the “Login” button, home page of e-voting will open.

-	Kindly follow the e-voting process mentioned above for casting your vote.

•	Help desk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depositories i.e., NSDL and CDSL

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at No.: 022 - 4886 7000.
Individual Shareholders holding securities in demat mode with CDSL	Contact CDSL helpdesk by sending a request at helpdesk. evoting@cdslindia.com or call at 1800-21-09911.

10.	Some of the important details regarding the e-voting facility are provided below:

Cut-off date for determining the Members entitled to vote	Friday, December 6, 2024
Commencement of e-voting period	Friday, December 13, 2024 at 10:00 A.M. (IST)
End of e-voting period	Saturday, January 11, 2025 at 5:00 P.M. (IST)

The e-voting module will be disabled by NSDL immediately after 5:00 p.m. (IST) on Saturday, January 11, 2025.

11.

The voting rights of Members shall be in proportion to the amount paid up on the total number of equity shares held by the respective Member with the total equity share capital issued by the Bank as on the Cut-Off Date i.e. Friday, December 6, 2024.

12.	In case of joint holders, the Member whose name appears higher in the order of names as per the Register of Members of the Bank will be entitled to vote.

13.

Institutional shareholders /Corporate Members (i.e. other than individuals, HUF, NRI etc.), are requested to send a certified scanned copy (PDF/JPG Format) of the board resolution relevant Board Resolution / Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorised to vote on their behalf, to the Scrutinizer by sending an e-mail to bhandariandassociates@gmail.com with a copy marked to evoting@nsdl.com by quoting the concerned DP ID and Client ID or Folio Number. The said documents can also be uploaded under “Upload Board Resolution/Authority Letter” displayed under “e-voting” tab.

14.	The Scrutinizer will submit the results of the remote e-voting to the Chairman of the Bank or the Authorized Officer(s) of the Bank after completion of the scrutiny of the e-voting.

15.

The result of the Postal Ballot along with the Scrutinizer’s Report will be displayed on the Bank’s website https://www.hdfcbank.com/personal/about-us/postal-ballot, on the website of NSDL at https://www.evoting.nsdl.com and shall be communicated to the Stock Exchanges where the Bank’s shares are listed i.e. BSE Limited at www.bseindia.com and National Stock Exchange of India Limited at www.nseindia.com, within two (2) working days from the end of the e-voting period, and shall be displayed at the Registered Office of the Bank.

16.

The resolution, passed by the Members through Postal Ballot is deemed to have been passed as if the same was passed at a general meeting of the Members convened in that regard. The resolution, if approved by the requisite majority of Members by means of Postal Ballot, shall be deemed to have been passed on the last date of remote e-voting, i.e. Saturday, January 11, 2025.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

The following Explanatory Statement sets out the relevant information as required by Section 102 and other applicable provisions, if any, of the Companies Act, 2013 read with rules framed thereunder and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as may be amended, modified, replaced, substituted, re-stated and/ or re-issued from time to time:

Resolution No. 1:

The Nomination and Remuneration Committee (“NRC”) at its meeting held on November 15, 2024, discussed that Mr. Santhosh Iyengar Keshavan has specialized knowledge about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management, financial analysis, and overall risk management and has a Bachelor of Science degree in Computer Science from University of Mysore and Master of Business Administration (MBA) in Information Systems from University of Alabama, Birmingham (UAB). It was also noted that Mr. Keshavan’s academic background, experience and expertise is well-suited for him to join the Bank as an Independent Director as required under Section 10A(2)(a) of the Banking Regulation Act, 1949. The Members of the NRC also discussed the need for appointment of an IT expert on the Board of the Bank who would be able to guide the Bank on technological initiatives, possible future developments, cyber security risks, etc.

Pursuant to the recommendation of the NRC, and pursuant to applicable provisions of the Companies Act, 2013 (the “Act”) read with the Articles of Association of the Bank, the Board of Directors of the Bank at its meeting held on November 18, 2024, approved the appointment of Mr. Santhosh Iyengar Keshavan as an Additional (Independent) Director of the Bank for a period of three (3) years from November 18, 2024 to November 17, 2027. In the opinion of the Board of Directors, Mr. Santhosh Iyengar Keshavan is independent of the management of the Bank and fulfils the conditions specified in the Act, the rules made thereunder, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), for appointment as an Independent Director.

The Bank has received a declaration from Mr. Santhosh Iyengar Keshavan to the effect that he fulfils all criteria for independence stipulated under Section 149(6) of the Act and Regulation 16 of the SEBI Listing Regulations and meets the Fit and Proper criteria prescribed by the Reserve Bank of India (“RBI”) and other applicable guidelines / circulars issued from time to time.

Mr. Santhosh Iyengar Keshavan has further confirmed that he is qualified to be appointed as a Director in terms of Section 164 of the Act and has furnished to the Bank his consent to act as an Independent Director. Mr. Keshavan has also affirmed that he is not de-barred from holding office of Director by virtue of any order of the Securities and Exchange Board of India or any other such authority.

The Bank has also received a notice under Section 160 of the Act from a member proposing the candidature of his appointment as an Independent Director of the Bank.

Brief profile of Mr. Santhosh Iyengar Keshavan in terms of the SEBI Listing Regulations and the Secretarial Standard on the General Meetings (“SS-2”) has been provided in this Explanatory Statement as under:

Director Identification Number (DIN)	08466631
Age	51 years
Nationality	United States of America
Qualifications	• Bachelor’s degree in Computer Science from University of Mysore; • Master of Business Administration (MBA) in Information Systems from University of Alabama, Birmingham (UAB)
Experience / Brief Profile

Mr. Santhosh Iyengar Keshavan has 30 years of global business and technology experience in financial industries. His experience includes major business transformations, merger & acquisitions, managing product launches, setting up global operations, and managing companies through financial challenges. He has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies to large publicly traded banking and financial corporations. Mr. Keshavan is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management financial analysis, and overall risk management. He has worked across retirement, employee benefits, asset management, insurance, and banking sectors. He has extensive experience partnering with technology, audit, HR, and risk committees.

Currently, Mr. Keshavan is the Executive Vice-President and Chief Information Officer of Voya Financial Inc. Mr. Keshavan was instrumental in starting Voya Global Services Private Limited (“Voya India”), currently serving as Chairperson, which is serving as a crucial talent base and global capabilities center for Voya India.

Before joining Voya in 2017, Mr. Keshavan served as Chief Information Officer, core banking for Regions Financial Corp. He managed the technology and operations teams, merger of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the said Bank to sustained profitability post 2007 financial crisis.

Mr. Keshavan was previously the Vice-President of technology at Fidelity Investments where he led all aspects of pricing and cash management supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in variety of roles and eventually named as Managing Director of Retirement Services for International. He managed global teams with P&L responsibility and grew the business unit setting up green field operations including Japan, Australia, and India.

He serves as a trustee for New York Institute of Technology (since 2021).

Terms and conditions of appointment including details of remuneration sought to be paid

Mr. Santhosh Iyengar Keshavan shall be appointed as an Independent Director, not liable to retire by rotation, to hold office for a period of three (3) years, with effect from November 18, 2024 to November 17, 2027 (both days inclusive).

In terms of and subject to the RBI’s Circular on Review of Fixed Remuneration granted to Non-Executive Directors (“NEDs”) dated February 9, 2024, and any other relevant RBI guidelines in relation to compensation to NEDs, each of the aforesaid as may be amended, restated, replaced or modified, from time to time, and all applicable provisions of the Companies Act, 2013 and the rules thereunder, as may be amended, restated, replaced or modified, from time to time, Mr. Keshavan shall be paid fixed remuneration of Rs. 30,00,000 (Rupees Thirty Lakh only) per annum till the end of his tenure (on proportionate basis), being commensurate with the director’s responsibilities and demands on time (however, in case of any change in the limits in this regard under applicable law / relevant RBI guidelines or any other remuneration or compensation including in different form being allowed under applicable law / relevant RBI guidelines, then payment of the fixed remuneration and/or such compensation at the highest of the then applicable limits in this regard under such applicable law/RBI guidelines, from time to time), and subject to and in accordance with the decisions in this regard and/or the applicable / relevant policy, if any, of the Board or the relevant Committee thereof, in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings and other meetings of the Bank.

Date of first appointment on the Board	Appointed with effect from November 18, 2024, subject to approval of the Members of the Bank
Number of Meetings of the Board attended during the year (FY 2024-25)	One (1) meeting as of the date of this Notice

Directorships, Trusteeships, Partnerships, etc. held in other companies, firms, trusts, entities, etc.	Listed Companies: None Unlisted Companies: Voya Global Services Private Limited – Director Trusteeships: New York Institute of Technology - Trustee
Memberships / chairmanships of committees of the Boards of other companies	None
Listed entities from which the person has resigned from the directorship in the past three years	NIL
Number of shares held in the Bank (including shareholding as a beneficial owner)	Mr. Santhosh Iyengar Keshavan, along with his relatives, does not hold any equity shares in the Bank.
Justification for appointment (including remuneration) and skills and capabilities required for the role and the manner in which the proposed person meets such requirements

The Board of Directors of the Bank is of the opinion that Mr. Santhosh Iyengar Keshavan has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies to large publicly traded banking and financial corporations. He is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management financial analysis, and overall risk management. His association would be of immense benefit and value to the Bank and therefore, the Board recommends his appointment as an Independent Director to the Members.

In the opinion of the Board of Directors, Mr. Santhosh Iyengar Keshavan is independent of the management of the Bank and fulfils the conditions specified in the Companies Act, 2013, the rules made thereunder and SEBI Listing Regulations, for appointment as an Independent Director.

Nature of expertise in specific functional areas	Risk Management, Business Management, Cyber Security, Information Technology and Digital Infrastructure
Relationship with other directors of the Board, or Key Managerial Personnel of the Bank	None

Accordingly, the approval of the Members is sought for the appointment of Mr. Santhosh Iyengar Keshavan as an Independent Director of the Bank, not liable to retire by rotation, to hold office for a period of three (3) years, with effect from November 18, 2024 to November 17, 2027 (both days inclusive).

None of the Bank’s Directors, Key Managerial Personnel and their relatives, other than Mr. Santhosh Iyengar Keshavan and his relatives are concerned or interested in the passing of this resolution.

Your Directors recommend the passing of the Special Resolution set out at Resolution No. 1 of the Notice.

Registered office:	By Order of the Board of Directors
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (West),	Ajay Agarwal
Mumbai 400 013	Company Secretary & Head-Group Oversight
E-mail: shareholder.grievances@hdfcbank.com	Membership No. FCS 9023
Website: www.hdfcbank.com

Place: Mumbai

Date: November 27, 2024